SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           Special Metals Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     84741Y
                      ------------------------------------
                                 (CUSIP Number)

                                Stuart F. Feiner
                            Executive Vice-President,
                          General Counsel and Secretary
                                  Inco Limited
                        145 King Street West, Suite 1500
                                Toronto, Ontario
                                     M5H 4B7
                                     Canada
                                 (416) 361-7511
              -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 28, 1998
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 84741 Y 103
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 1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Inco Limited
     I.R.S. Identification No.: 98-0000676
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

     SC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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                           7.  SOLE VOTING POWER
  NUMBER OF                    1,030,303*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,030,303*
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,030,303*
--------------------------------------------------------------------------------
12.  CHECK [  ] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2
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14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------

* The shares of Common Stock covered by this item are purchasable by Inco upon exercise of the Conversion Right at the Exercise Price in connection with the Series A Preferred Stock pursuant to the terms of the Investment Agreement and the Certificate of Designation (each as defined below).



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



                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                           SPECIAL METALS CORPORATION

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Special Metals Corporation, a Delaware corporation ("Special Metals"). The principal executive offices of Special Metals are located at Middle Settlement Road, New Hartford, New York 13413.

Item 2.  Identity and Background.

         (a)-(c); (f) This Statement is filed by Inco Limited, a corporation continued under the Canada Business Corporations Act ("Inco"). Inco's principal business is the mining, manufacturing and sale of primary nickel, copper, platinum-group and other precious metals products. Inco's business address is 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, Canada.

         Inco, along with certain of its subsidiaries and affiliates, entered into a stock purchase agreement, dated as of July 8, 1998, as amended (the "Acquisition Agreement"), with Special Metals, pursuant to which Special Metals agreed to acquire (the "Acquisition") the Inco Alloys International business unit of Inco. On October 28, 1998 (the "Closing Date"), in connection with the amendment to the Acquisition Agreement and the closing of the transactions contemplated thereby, Inco and Special Metals entered into an Investment Agreement (the "Investment Agreement") pursuant to which 340,000 shares of 6.625% Series A Senior Convertible Preferred Stock, liquidation amount $50.00 per share (the "Series A Preferred Stock"), of Special Metals were issued to Inco as partial payment of the purchase price under the Acquisition Agreement. A conformed copy of the Investment Agreement is attached hereto as Exhibit 1.

         Subject to the terms and conditions contained in the Investment Agreement and the Certificate of Designations of Rights and Preferences for the Series A Preferred Stock (the "Certificate of Designation"), each share of the Series A Preferred Stock is convertible (the "Conversion Right") into that number of shares of Common Stock obtained by dividing the liquidation amount of $50.00 per share of Series A Preferred Stock by the exercise price per share of Series A Preferred Stock (the "Exercise Price"). The Certificate of Designation provides that the Exercise Price shall initially be $16.50 per share of Series A Preferred Stock and shall be proportionately adjusted on the occurrence of certain events. A copy of the Certificate of Designation is attached hereto as
Exhibit 2.

         Under the Investment Agreement, Special Metals agreed to obtain, within 120 days of the Closing Date, the vote of holders of Common Stock to approve the issuance of Common Stock upon exercise of the Conversion Right in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such



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



stockholder approval is required for the issuance of Common Stock pursuant to the Conversion Right under the rules of the NASDAQ National Market, on which the Common Stock is listed for trading.

         The name, business address, present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted of each executive officer and director of Inco (the "Covered Persons") are set forth on a schedule attached hereto as
Exhibit 3. Except as otherwise indicated on such schedule, each of the Covered Persons listed thereon is a citizen of Canada.

         The descriptions set forth in this Schedule 13D are qualified in their entirety by reference to the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement (as defined below), all of which are attached hereto.

         (d)-(e) During the last five years, neither Inco nor, to the knowledge of Inco, any of the Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Series A Preferred Stock was issued to Inco as part of the purchase price under the Acquisition Agreement and for purposes thereof was valued at the aggregate liquidation value thereof of $17,000,000. Subject to the terms and conditions in the Investment Agreement and the Certificate of Designation, shares of Series A Preferred Stock are convertible into Common Stock at the Exercise Price.

Item 4.  Purpose of the Transaction.

         (a)-(j) Inco accepted the Series A Preferred Stock for investment purposes as part of the purchase price under the Acquisition Agreement. A further discussion of the terms of the transaction is set forth in the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement (as defined below), all of which are attached hereto and incorporated by reference in their entirety. On the Closing Date, Timet Finance Management Company ("Timet") purchased 1,600,000 shares of Series A Preferred Stock for an aggregate purchase price of $80,000,000.

         Inco currently has no plans to purchase additional shares of Common Stock or to effect any significant transaction involving Special Metals. Further, Inco has no intention to cause the sale or transfer of a material amount of assets of Special Metals, effect any change in the present board of directors or management of Special Metals, or to cause any material change in the present capitalization or dividend policy of Special Metals or any



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



other material change in Special Metals' business or corporate structure. Inco has no plans to effect any changes in Special Metals' charter or by laws or take any action which may impede the acquisition of control of Special Metals by any person (except any such actions as were taken in connection with the issuance and sale of the Series A Preferred Stock as described below). Inco has no intention to cause a class of securities of Special Metals to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to cause a class of securities of Special Metals to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Furthermore, Inco has no plans to take any action similar to the actions described above.

         Notwithstanding the above, the Investment Agreement does not prohibit Inco from acquiring additional securities of Special Metals or engaging in any of the activities proscribed above.

         In connection with the issuance and sale of the Series A Preferred Stock the board of directors of Special Metals amended its Certificate of Incorporation (the "Certificate of Incorporation") by adopting the Certificate of Designation. The Certificate of Designation is attached hereto as Exhibit 2 and is incorporated herein by reference.

         In addition to the amendment to the Certificate of Incorporation, Special Metals took the following actions in connection with the issuance and sale of the Series A Preferred Stock which may impede the acquisition of control of Special Metals by any person other than Inco:

     Investment Agreement Transfer Restrictions.

         The Investment Agreement prohibits Inco from disposing of shares of Series A Preferred Stock or shares of Common Stock obtained upon exercise of the Conversion Right subject to certain exceptions including dispositions (i) to wholly owned subsidiaries of Inco provided such subsidiaries agree to be bound by the terms in the Investment Agreement; (ii) following the second anniversary of the Closing Date, in a bona fide public offering effected in accordance with the Registration Rights Agreement; or (iii) following the earlier of the third anniversary of the Closing Date and the occurrence of a Change of Control (as defined in the Investment Agreement). The Investment Agreement further provides that certain dispositions pursuant to (ii) and (iii) above shall not be made, to the knowledge of Inco, to certain persons who are significant competitors of Special Metals as specified by Special Metals, are engaged in any material litigation adverse to Special Metals or any of its affiliates or who, after acquiring such shares, would beneficially own voting securities of Special Metals representing more than 10% of the outstanding voting securities of Special Metals and shall be subject to Special Metals' prior right of first refusal described in the Investment Agreement. Further, a disposition pursuant to (ii) above, shall be subject to the additional purchase rights of Special Metals set forth in the Registration Rights Agreement. A full description of the transfer restrictions can be found in the Investment Agreement.

     Voting Rights of Series A Preferred Stock.

         The Certificate of Designation provides that holders of Series A Preferred Stock shall have no voting rights except (i) as required by law or in the Certificate of Incorporation; (ii) the vote of holders of a majority of the outstanding shares of Series A Preferred Stock will be required in connection with an amendment to the terms of the Series A Preferred Stock whether or not such vote is required or authorized by the Certificate of Incorporation; (iii) the vote of holders of 90% of the outstanding shares of Series A Preferred Stock will be required to amend provisions governing the payment of dividends on, or the conversion into Common Stock of, shares of Series A Preferred Stock; and
(iv) so long as shares of Series A Preferred Stock are outstanding, the vote of the holders of at least two-thirds thereof shall be necessary to issue, authorize or increase the authorized amount of, or issue or authorize or increase any obligation or security convertible into or evidencing a right to purchase any additional class or series of equity securities ranking senior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding up and dissolution or reclassify any Junior Securities (as defined in the Certificate of Designation) or Parity Securities (as defined in the Certificate of Designation) as Senior Securities (as defined in the Certificate of Designation) and, in addition, the vote of the holders of a majority of outstanding shares of Series A Preferred Stock shall be required to issue or authorize or increase the authorized amount of, or issue or authorize or increase any obligation or security convertible into or evidencing a right to purchase any Parity Securities or reclassify any Junior Securities as Parity Securities (provided that no such vote is required with respect to Senior Securities or Parity Securities where, prior to such action, provision is made for redemption of all the outstanding shares of Series A Preferred Stock). In addition, in the event that Special Metals fails to pay or elects to defer payment of accumulated dividends on the Series A Preferred Stock for six quarterly dividend periods or any other Event of Noncompliance (as defined in the Certificate of Designation) has occurred and is continuing, the number of directors constituting Special Metals' board of directors will be increased by a number sufficient to include two members designated by the holders of a majority of the Series A Preferred Stock of which Inco currently owns approximately 17.5%. Such special right to elect directors and the term of any director so elected terminate immediately upon the termination of any Event of Noncompliance that gave rise to the special right.

     Registration Rights Agreement.

         As of the Closing Date the Series A Preferred Stock was not listed on any national securities exchange and the issuance of the Series A Preferred Stock will not be registered with the SEC and therefore will be restricted securities. However, on the Closing Date, Special Metals entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which Inco or any transferee from Inco in a private transaction will be entitled to certain rights with respect to the registration under the Securities Act of 1933, as amended, of the shares of Series A Preferred Stock or the shares of Common Stock issued upon exercise of the Conversion Right. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The information required to be disclosed by Item 5 is set out in Items 7 through 11 and 13 on the cover pages to this Schedule 13D. Such information is based on the number of shares of Common Stock outstanding as of November 2, 1998 (15,479,000) as reported by Special Metals in its Quarterly Report on Form 10-Q for the period ended September 30, 1998.

         As of the date hereof, neither Inco nor, to the best of Inco's knowledge, any of the Covered Persons, unless otherwise indicated herein, owns any Common Stock.

         (c) Neither Inco nor, to the best of Inco's knowledge, any of the Covered Persons, has effected any transaction in Common Stock during the past 60 days.

         (d) through (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Special Metals, consist of the Acquisition Agreement, the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement, each of which is attached hereto as an exhibit and is incorporated in its entirety by reference.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1 -- Investment  Agreement,  dated  as  of  October  28,  1998, between Inco Limited and Special Metals Corporation.

         Exhibit 2 -- Certificate of Designations of Special Metals  Corporation
                      for 6.625% Series A Senior Convertible Preferred Stock.

         Exhibit 3 -- List of the Directors and Officers of Inco Limited,  their business addresses and principal occupations.

         Exhibit 4 -- Registration  Rights  Agreement,  dated as of October  28,
                      1998, between Inco Limited and Special Metals Corporation.





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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 18, 1998

                                    INCO LIMITED



                                    By: /s/ Stuart F. Feiner
                                       --------------------------------
                                       Name:  Stuart F. Feiner
                                       Title: Executive Vice-President, General
                                              Counsel and Secretary




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



                                  Exhibit Index


         Exhibit 1 -- Investment  Agreement,  dated  as  of  October  28,  1998, between Inco Limited and Special Metals Corporation (filed herewith).

         Exhibit 2 -- Certificate of Designations of Special Metals  Corporation
                      for 6.625% Series A Senior Convertible Preferred Stock (filed herewith).

         Exhibit 3 -- List of the Directors and Officers of Inco Limited,  their
                      business   addresses  and  principal   occupations  (filed
                      herewith).

         Exhibit 4 -- Registration  Rights  Agreement,  dated as of October  28,
                      1998, between Inco Limited and Special Metals Corporation (filed herewith).





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